May 4, 2010

Ms. Ellen Sazzman
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:Variable Annuity Account             SENT VIA FAX: 202-772-9285
   Minnesota Life Insurance Company
   Registration Statement on Form N-4
   File Nos. 333-136242 (811-4294) MOA Legend;
             333-91784 (811-4294) MOA Advisor;
             333-140230 (811-4294) MOA Extra;
             333-111067 (811-4294) Waddell & Reed Annuity

Dear Ms. Sazzman:

This letter is a comprehensive response to the SEC Staff comments received by the Company in telephone conversations beginning on April 8, 2010. Each of the SEC Staff's comments is set forth below, followed by the Company's response. All of the references are to File No. 333-136242 (MOA Legend), which was the registration statement used in the Staff's review.

In addition, the Company has provided a marked copy of the registration statement showing changes where appropriate. The revisions will be incorporated into the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.

                   I. SEC COMMENTS RECEIVED ON APRIL 8, 2010

1. CONFIRM THE CONTRACT NAME ON THE FRONT PAGE OF THE POST EFFECTIVE AMENDMENT IS AND WILL CONTINUE TO BE THE SAME AS THE EDGAR CLASS IDENTIFIERS ASSOCIATED WITH THE CONTRACT.

   RESPONSE:

   Minnesota Life Insurance Company (the "Company") confirms that the contract name on the front page of the post effective amendment is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2. DISCLOSE TO THE STAFF WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT THE GUARANTEES IN THE CONTRACT.

   RESPONSE:

   The Company confirms that there are no third-party guarantees to support the guarantees in the contract.

3. IF THE REGISTRANT INTENDS TO RELY UPON THE EXEMPTION PROVIDED BY RULE 12H-7, UNDER THE 1934 ACT, PLEASE CONFIRM THAT PROSPECTUS CONTAINS A STATEMENT TO THAT EFFECT.

   RESPONSE:

   The Company confirms that the Rule 12h-7 representation is contained in the prospectus.

4. INDICATE WHERE DISCLOSURE CLARIFYING THAT THE GENERAL ACCOUNT IS NOT INSULATED FROM THE CLAIMS OF CREDITORS AND THAT INVESTORS SHOULD LOOK TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS OBLIGATIONS UNDER THE CONTRACT CAN BE FOUND IN THE PROSPECTUS.

   RESPONSE:

   The Company confirms that the relevant general account disclosure is contained on page 104.

5. VERIFY EXCESS WITHDRAWALS UNDER CERTAIN LIVING BENEFIT RIDERS MAY RESULT IN REDUCTION OR PREMATURE TERMINATION OF THOSE BENEFITS.

   RESPONSE:

   The Company confirms that the prospectus contains disclosures that explain to contract owners that excess withdrawals may result in a reduction or termination of the benefit. The disclosures for the currently-available living benefit riders with withdrawal benefits; descriptions of the Encore-Single, Encore-Joint and Guaranteed Lifetime Withdrawal Benefit riders are located on pages 61, 69 and 84 of the prospectus, respectively.

6. CLARIFY THE REFERENCE TO THE TERM "BENEFIT DATE" IN THE FIRST SENTENCE ON PAGE 7 OF THE PROSPECTUS.

   RESPONSE:

   In response to the Staff's comment, the first sentence on page 7 has been revised and now reads:

       In each contract year, beginning on the later of the rider issue date or the contract anniversary following the 59/th/ birthday of the oldest owner (or annuitant in the case of a non-natural owner) you may elect to receive an amount up to the

       Guaranteed Annual Income until the contract owner's death (or in the case of joint owners, until the first death).

7. IN THE LAST SENTENCE OF THE FIRST PARAGRAPH OF PAGE 7, CLARIFY THAT THE BENEFITS OF THE RIDER ARE ACCESSED THROUGH WITHDRAWALS RATHER THAN THE RIDER ITSELF.

   RESPONSE:

   In response to the Staff's comment, the last sentence of the first paragraph on page 7 has been revised and now reads:

       Since the benefits of this rider are accessed through withdrawals from the contract, if you do not intend to take withdrawals from the contract, then this option may not be appropriate for you.

8. DISCLOSE IN THE SUMMARY OF ENCORE-SINGLE ON PAGE 7 THAT THERE ARE SIGNIFICANT LIMITATIONS ON HOW FUNDS MAY BE INVESTED AND WITHDRAWN AND THAT VIOLATIONS OF THESE LIMITATIONS MAY RESULT IN A REDUCTION OR PREMATURE TERMINATION OF THOSE BENEFITS AND OF THE RIDER.

   RESPONSE:

   In response to the Staff's comment, the summary of Encore-Single on page 7 has been revised and now reads:

       Encore-Single is a guaranteed lifetime withdrawal benefit. This contract option is designed to provide a benefit that guarantees the contract owner a minimum annual withdrawal amount, generally over the contract owner's life, regardless of underlying sub-account performance. The amount received will be in the form of a withdrawal of contract value if the contract value is greater than zero or in the form of annuity payments. In each contract year, beginning on the later of the rider issue date or the contract anniversary following the 59/th/ birthday of the oldest owner (or annuitant in the case of a non-natural owner) (the benefit date), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the contract owner's death (or in the case of joint owners, until the first death). The GAI amount is based on the age of the oldest contract owner and ranges from 4% to 6% of the benefit base. SINCE THE BENEFITS OF THIS RIDER ARE ACCESSED THROUGH WITHDRAWALS, IF YOU DO NOT INTEND TO TAKE WITHDRAWALS FROM THE CONTRACT, THEN THIS OPTION MAY NOT BE APPROPRIATE FOR YOU. WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE OR IN EXCESS OF THE GAI REDUCE THE BENEFITS THIS RIDER PROVIDES. THIS RIDER DOES NOT GUARANTEE ANY INVESTMENT RETURN IN YOUR CONTRACT VALUE. IF YOU PURCHASE THIS RIDER, THERE ARE LIMITATIONS ON HOW FUNDS MAY BE INVESTED AND THE ENTIRE CONTRACT VALUE MUST BE ALLOCATED TO AN APPROVED ALLOCATION PLAN. See page section of this Prospectus entitled 'Other Contract Options (Living Benefits)' for important details about approved allocation plans, investment and withdrawal limitations and other restrictions when purchasing the Encore-Single rider.

       This rider differs, in part, from the GLWB rider in that the Encore-Single benefit base, on which the GAI is based, has the potential to increase annually; while the GLWB provides the potential for the GAI to increase every 3 years.

9. DISCLOSE IN THE SUMMARY OF ENCORE-SINGLE ON PAGE 7 THAT THE ENTIRE CONTRACT VALUE MUST BE ALLOCATED TO CERTAIN ALLOCATION PLANS AND STATE WHERE THOSE PLANS ARE DESCRIBED LATER IN THE PROSPECTUS.

   RESPONSE:

   The Staff's comment has been addressed in the Company's response to comment
   #8.

10.DISCLOSE IN THE SUMMARY OF ENCORE-SINGLE ON PAGE 7 WHEN THIS RIDER MUST BE
   ELECTED.

   RESPONSE:

   The Staff's comment has been addressed in the Company's response to comment
   #8.

11.CLARIFY IN THE SUMMARY OF ENCORE-SINGLE ON PAGE 7 WHETHER EXISTING CONTRACT
   OWNERS MAY ELECT THE ENCORE-SINGLE RIDER AND REFER THE READER TO THE RIDER DESCRIPTION.

   RESPONSE:

   The Staff's comment has been addressed in the Company's response to comment
   #8.

12.IF THE REFERENCE TO GLWB ON PAGE 7 IN THE ENCORE-SINGLE SUMMARY IS THE FIRST
   TIME GLWB IS REFERENCED IN THE PROSPECTUS, DEFINE IT.

   RESPONSE:

   The Company confirms the reference on page 7 to GLWB is not the first reference in the prospectus. The acronym GLWB is defined previously in the table of contents.

13.DISCLOSE IN THE SUMMARY OF ENCORE-SINGLE ON PAGE 7, AND THE SUMMARIES FOR
   OTHER RIDERS IF APPLICABLE, THE $25,000 LIMIT ON PURCHASE PAYMENTS AFTER THE FIRST CONTRACT YEAR FOLLOWING THE RIDER EFFECTIVE DATE.

   RESPONSE:

   The Staff's comment has been addressed in the Company's response to comment
   #8.

14.CONFIRM REVISIONS MADE TO THE SUMMARY OF ENCORE-SINGLE IN RESPONSE TO THE
   ABOVE COMMENTS HAVE BEEN REFLECTED IN THE SUMMARY OF ENCORE-JOINT WHERE APPLICABLE.

   RESPONSE:

   The Company confirms revisions made to the summary of Encore-Single have also been reflected in the summary of Encore-Joint where applicable.

15.DISCLOSE IN THE SUMMARY OF ENCORE-JOINT ON PAGE 7 THE RELATIONSHIP BETWEEN
   THE GLWB AND ENCORE-JOINT AS WAS DONE ON THE LAST PARAGRAPH OF THE ENCORE-SINGLE SUMMARY ON PAGE 7.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the last paragraph of the Encore-Joint summary:

       This rider differs, in part, from the GLWB rider in that GLWB does not offer a "joint" version of the rider and the Encore-Joint benefit base, on which the GAI is based, has the potential to increase annually as opposed to the GAI under GLWB which has the potential to increase every 3 years.

16.REVISE THE DISCLOSURE ON PAGE 7 STATING THAT EFFECTIVE AUGUST 1, 2010, THE
   AVAILABILITY OF GLWB WILL BE SUSPENDED TO STATE THAT EFFECTIVE AUGUST 1, 2010, GLWB WILL NO LONGER BE AVAILABLE.

   RESPONSE:

   In response to the Staff's comment, the disclosure at the beginning of the summary of GLWB on page 7 has been revised and now reads:

       Effective August 1, 2010, this option will no longer be available.

17.ON PAGE 12, FOOTNOTES 6 AND 7, ADD DISCLOSURE TO THE FIRST SENTENCE
   EXPLAINING THE AMOUNT TO WHICH THE CURRENT ANNUAL RIDER CHARGE WILL BE
   APPLIED.

   RESPONSE:

   In response to the Staff's comment, the first sentence of footnotes 6 and 7 on page 12 have been revised and now read:

       The current annual rider charge is equal to [1.10%] of the greater of the contract value or benefit base.

18.ON PAGES 38 AND 39 IN THE SECOND SENTENCE OF THE ENCORE-SINGLE AND
   ENCORE-JOINT DESCRIPTION, DISCLOSE TO WHAT AMOUNT THE CURRENT ANNUAL RIDER CHARGE WILL BE APPLIED.

   RESPONSE:

   In response to the Staff's comment, the second sentence of the Encore-Single and Joint charge summaries have been revised and now read:

       The current annual Encore-[Single] charge is equal to [1.10%] of the greater of the contract value or the benefit base.

19.IN THE DESCRIPTION OF ENCORE-SINGLE ON PAGE 61, ADD DISCLOSURE PROVIDING
   GUIDANCE ON THE FEATURES AN INVESTOR SHOULD CONSIDER WHEN COMPARING ENCORE TO GLWB.

   RESPONSE:

   The disclosure the Staff requests is available to investors earlier in the prospectus in the summary of Encore-Single on page 7.

20.IN THE FIRST PARAGRAPH OF ENCORE-SINGLE DESCRIPTION ON PAGE 61, DESCRIBE THE
   MINIMUM ANNUAL WITHDRAWAL AMOUNT CONSISTENT WITH THE TERMINOLOGY OF THE
   RIDER.

   RESPONSE:

   In response to the Staff's comment, the second sentence of the description of Encore-Single on page 61 has been revised and now reads:

       This optional rider is designed to provide a benefit that guarantees the contract owner a minimum annual withdrawal (Guaranteed Annual Income
       (GAI), described below) amount beginning on the benefit date and continuing over the contract owner's life, regardless of underlying sub account performance.

21.IN THE FIRST PARAGRAPH OF ENCORE-SINGLE DESCRIPTION ON PAGE 61, CLARIFY WHAT
   IS MEANT IN THE LAST SENTENCE OF THE FIRST PARAGRAPH BY THE STATEMENT "[T]HE AMOUNT RECEIVED WILL BE IN THE FORM OF A WITHDRAWAL 'IF AVAILABLE'".

   RESPONSE:

   The statement "if available" is included because if the contract value is zero a contract owner is not able to take a withdrawal. In that event, guaranteed amounts will be paid as an annuity payment rather than a withdrawal. In response to the Staff's comment, the last sentence of the first paragraph of the Encore-Single description on page 61 has been revised and now reads:

       The amount received will be in the form of a withdrawal of contract value if the contract value is greater than zero or in the form of annuity payments if the contract value is zero.

22.IN THE SECOND PARAGRAPH OF ENCORE-SINGLE DESCRIPTION ON PAGE 61, CLARIFY
   WHAT IS MEANT BY THE COMPANY'S OBLIGATION TO PAY MORE THAN THE CONTRACT AMOUNT WILL ONLY ARISE UNDER LIMITED CIRCUMSTANCES.

   RESPONSE:

   By including the disclosure, the Company intends to make potential contract owners aware that the rider's guarantees will only result in payments by the Company in excess of the contract value after contract value has been exhausted. In response to the Staff's comment, the second sentence of the second paragraph of the Encore-Single description on page 61 has been revised and now reads:

       Because the GAI is paid in the form of a withdrawal until your contract value reaches zero, our obligation to pay you more than your contract value will only arise if your entire contract value has been exhausted.

23.IN THE SECOND BULLET OF THE ENCORE-SINGLE DESCRIPTION ON PAGE 61, CLARIFY
   THAT THE RIDER IS EFFECTIVE ON THE CONTRACT ANNIVERSARY DATE AFTER ELECTION OF THE RIDER.

   RESPONSE:

   In response to the Staff's comment, the second sentence of the second bullet of the Encore-Single description on page 61 has been revised and now reads:

       The rider will be effective on either the rider issue date, if elected at the time the contract is issued, or the contract anniversary immediately following election.

24.IN THE THIRD BULLET OF THE ENCORE-SINGLE DESCRIPTION ON PAGE 61, REFER THE
   READER TO WHERE THE TERMS LISTED IN THE BULLET ARE DEFINED.

   RESPONSE:

   In response to the Staff's comment, the third bullet of the Encore-Single description on page 61 has been revised and now reads:

       If you take withdrawals prior to the benefit date (described below) or in excess of the GAI (described below), you will reduce the benefit you receive and may prematurely terminate the contract and the rider.

25.IN THE FOURTH BULLET OF ENCORE-SINGLE DESCRIPTION ON PAGE 61, CLARIFY THAT
   TERMINATION WILL BE EFFECTIVE ON THE CONTRACT ANNIVERSARY AFTER RECEIPT OF NOTICE OF TERMINATION.

   RESPONSE:

   In response to the Staff's comment, the second sentence of the fourth bullet of the Encore-Single description on page 61 has been revised and now reads:

       Termination will be effective on the contract anniversary date immediately following the date you provide notice of termination.

26.IN THE FIRST PARAGRAPH OF ENCORE-SINGLE DESCRIPTION ON PAGE 61, ADD
   ADDITIONAL DISCLOSURE THAT CLARIFIES ANY DISADVANTAGES OF ELECTING THE RIDER. FOR EXAMPLE, HOW WITHDRAWALS MAY AFFECT OTHER BENEFITS UNDER THE RIDER, WHETHER WITHDRAWALS REDUCE CONTRACT VALUE OR LEAD TO PREMATURE TERMINATION OF THE RIDER OR THE CONTRACT, AND WHETHER ELECTION OF THE RIDER EFFECTS ANNUITY OPTIONS OR DEATH BENEFIT OPTIONS.

   RESPONSE:

   The disadvantages of electing this rider are disclosed in the bullets listed on pages 61 and 62. For example, bullet three clarifies that withdrawals taken prior to the benefit date or in excess of the GAI reduce the benefit the contract owner receives. Bullet six clarifies that use of an approved allocation plan is required when the rider is purchased. In response to the Staff's comment, the following has been added as the second bullet on page 61:

       Withdrawals under this rider are treated like any other contract withdrawal for the purposes of deferred sales charges, reducing the contract value, free withdrawal amounts or any other contract feature impacted by a withdrawal.

27.IN THE LAST BULLET POINT ON PAGE 62, CLARIFY THE MEANING OF THE TERMS
   "STRETCH" AND "DECEDENT TYPE ACCOUNT".

   RESPONSE:

   A "stretch" IRA or "decedent type" account is an account owned by a beneficiary after the death of the original contract owner. If the contract was an IRA, the decedent's spouse may continue the contract as if the contract were his or her own. This is commonly referred to as a "stretch" IRA. If the decedent's contract was a non-qualified contract, the decedent's beneficiary may also continue the contract subject to certain IRS restrictions. This is commonly referred to as a "decedent" account. These are both standard industry terms of art.

28.IN THE PARAGRAPH DESCRIBING THE BENEFIT DATE ON PAGE 62, REITERATE THE
   DEFINITION OF "ENCORE-SINGLE EFFECTIVE DATE.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the last sentence of the paragraph describing the benefit date on page 62:

       The Encore-Single effective date is the rider issue date, if the rider is elected at issue, or the contract anniversary immediately following election.

29.IN THE THIRD SENTENCE OF THE FIRST PARAGRAPH OF THE SECTION DESCRIBING THE
   BENEFIT BASE RESET ON PAGE 62, DISCLOSE THAT IN THE EVENT OF A RESET THE COMPANY RESERVES THE RIGHT TO INCREASE THE RIDER CHARGE UP TO THE MAXIMUM CHARGE DISCLOSED IN THE FEE TABLE.

   RESPONSE:

   In response to the Staff's comment, fourth sentence of the first paragraph describing the benefit base reset on page 62 has been revised and now reads:

       The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge.

30.IN THE SECOND TO THE LAST SENTENCE OF SECTION DESCRIBING THE BENEFIT BASE
   RESET ON PAGE 62, CLARIFY WHEN THE COMPANY CAN INCREASE RIDER CHARGES TO THE MAXIMUM IF THE RIDER IS NO LONGER BEING OFFERED.

   RESPONSE:

   In the event the Company no longer makes the rider available to contract owners, it may increase the rider charge. This is disclosed in the Prospectus on page 62.

31.IN THE LAST SENTENCE OF THE SECTION DESCRIBING THE BENEFIT BASE RESET ON
   PAGE 63, CLARIFY WHAT AMOUNT WILL BE SUBJECT TO CURRENT CHARGES IN THE EVENT OF A REINSTATEMENT.

   RESPONSE:

   In response to the Staff's comment, the last sentence of the section describing the benefit base reset has been revised and now reads:

       Any reinstatement request will take effect at the next reset date and your contract will be subject to current charges, not to exceed the maximum annual rider charge.

32.IN THE SECTION DESCRIBING THE BENEFIT BASE ENHANCEMENT AT THE TOP OF PAGE
   63, CLARIFY THAT ANY INCREASE IN THE BENEFIT BASE FROM ENHANCEMENT WILL RESULT IN AN INCREASE IN CHARGES FOR THE RIDER.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the last sentence of the section describing the benefit base enhancement on page 63:

       Because rider charges apply to the greater of the benefit base or contract value, the benefit base enhancement may result in an increased rider charge if the benefit base is greater than the contract value as a result of the enhancement.

33.DISCLOSE EARLIER THAN BOTTOM OF PAGE 63 THAT THE BENEFIT BASE WILL BE
   INCREASED BY THE AMOUNT OF SUBSEQUENT PURCHASE PAYMENTS.

   RESPONSE:

   In response to the Staff's comment, the last sentence of the paragraph describing the initial benefit base on page 62 has been revised and now reads:

       Subsequent purchase payments will increase the benefit base and subsequent withdrawals will decrease the benefit base as described below.

34.IN THE SECTION DESCRIBING HOW THE GAI IS CALCULATED ON PAGE 63, MORE CLEARLY
   DISCLOSE WHEN THE RESET DATES OCCUR, CONSIDER USING A TERM OTHER THAN RESET AS IT IS ALREADY USED IN REFERENCE TO THE BENEFIT BASE.

   RESPONSE:

   The reference to reset date in the description of the GAI calculation is to the same reset date referred to on page 62 in the description of the benefit base reset. In response to the Staff's comment, the following has been added as the first sentence of the last paragraph describing the GAI calculation:

       The reset dates are the one year anniversary of the Encore-Single effective date and each subsequent one year anniversary.

35.CLARIFY UNDER WHAT CIRCUMSTANCES THE GAI IS RECALCULATED AND HOW THE ANNUAL
   INCOME PERCENTAGE RELATES TO THE RECALCULATION; IN PARTICULAR, IT IS UNCLEAR WHETHER YOU ACTUALLY INTEND THAT THE ANNUAL INCOME PERCENTAGE ITSELF WILL CHANGE ON THE RESET DATES AND AT EACH PAYMENT DATE.

   RESPONSE:

   The GAI is recalculated on the rider effective date, date of each purchase payment, date of certain withdrawals and on each reset date. The annual income percentage is multiplied by the benefit base or purchase payment each time the GAI is recalculated. The annual income percentage is determined when the GAI is recalculated on the rider effective date, date of each purchase payment, date of certain withdrawals and on each reset date. Each of these occurrences is described in detail in the sections entitled "Calculating the GAI", "The Annual Income Percentage", "GAI Adjustment for Subsequent Purchase Payments" and "Adjustments for Withdrawals After the Benefit Date" on pages 63 and 64 of the prospectus. In addition, Appendix H of the prospectus contains examples of the GAI calculations on the rider effective date, after a subsequent purchase payment, benefit base reset, benefit base enhancement, withdrawal of less than the GAI or a withdrawal in excess of the GAI.

36.IN THE SECTION DESCRIBING HOW THE GAI IS CALCULATED ON PAGE 63, CLARIFY THE
   DESCRIPTION OF HOW THE GAI IS INCREASED WHEN THERE IS A SUBSEQUENT PURCHASE PAYMENT. DOES THE POTENTIALLY NEW ANNUAL INCOME PERCENTAGE ONLY APPLY TO THE SUBSEQUENT PURCHASE PAYMENT AND IS THAT SUM THEN ADDED TO THE CURRENT GAI?

   RESPONSE:

   In the event of a subsequent purchase payment, the GAI is increased by the amount of the subsequent purchase payment multiplied by the applicable annual income percentage. The potentially new income percentage only applies to the subsequent purchase payment. This calculation is described in detail on page 63 of the prospectus. An example of this calculation is also included in Appendix H. In response to the Staff's comment, the following is added as the last sentence of the paragraph describing the GAI adjustment for subsequent purchase payments:

       See Appendix H for examples of how the GAI is adjusted for subsequent purchase payments.

37.IN THE SECTION DESCRIBING HOW THE GAI IS CALCULATED ON PAGE 63, CLARIFY
   WHETHER THE DATE A SUBSEQUENT PURCHASE PAYMENT IS CREDITED COUNTS AS A RESET DATE RESULTING IN A RECALCULATION OF THE ENTIRE GAI.

   RESPONSE:

   In the event of a subsequent purchase payment, the GAI is increased by the amount of the subsequent purchase payment multiplied by the applicable annual income percentage. The potentially new income percentage only applies to the subsequent purchase payment. This calculation is described in detail on page 63 of the prospectus. An example of this calculation is also included in Appendix H. In response to the Staff's comment, the following is added as the second sentence of the paragraph describing the GAI adjustment for subsequent purchase payments:

       This adjustment is not calculated in the same manner as a reset.

38.IN THE ENCORE-SINGLE SUMMARY ON PAGE 6-7, DISCLOSE THE ADJUSTMENT FOR
   WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE.

   RESPONSE:

   The Staff's comment has been addressed in the Company's response to comment
   #8.

39.AT THE BOTTOM OF PAGE 64, CLARIFY HOW THE GAI IS CALCULATED IF A WITHDRAWAL
   IS TAKEN PRIOR TO THE BENEFIT DATE AS DESCRIBED AT THE BOTTOM OF PAGE 64. IS THE PURPOSE OF THE CALCULATION DESCRIBED IMMEDIATELY ABOVE TO REDUCE THE BENEFIT BASE WHEN THERE IS A WITHDRAWAL BEFORE THE BENEFIT DATE? WHY IS THE GAI EVEN RELEVANT PRIOR TO THE BENEFIT DATE?

   RESPONSE:

   The benefit base is calculated prior to the benefit date because until the benefit date, withdrawals reduce the benefit base on a pro-rata basis. Thus, in order to provide the contract owner an accurate benefit base amount on the benefit date, the benefit base must be calculated prior to the benefit date. The GAI calculation prior to the benefit date is provided merely as a reference to the contract owner.

40.AT THE BOTTOM OF PAGE 65, DISCLOSE IN THE EXAMPLE EXACTLY HOW THE GAI WOULD
   BE RECALCULATED IN THE EVENT OF A WITHDRAWAL IN EXCESS OF THE RMD.

   RESPONSE:

   In response to the Staff's comment, the second sentence of the last paragraph on page 65 has been revised and now reads:

       In that case, the withdrawals for the contract year (i.e., $6,500) exceed the applicable RMD at the time of the withdrawal (i.e., $6,000) and the GAI would be recalculated according to the calculations set forth above for withdrawals in excess of the greater of the GAI or RMD.

41.AT THE TOP OF PAGE 65, CLARIFY THAT EXCESS WITHDRAWALS REDUCE THE BENEFIT
   BASE ON A PRO-RATA BASIS AND WHAT THAT MEANS TO A CONTRACT OWNER, I.E. THE LOWER THE CONTRACT VALUE IS RELATIVE TO THE BASE, THE GREATER THE REDUCTION IN THE BENEFIT BASE.

   RESPONSE:

   In response to the Staff's comment, the first paragraph on page 65 has been revised and now reads:

       Any amount you withdraw in a single contract year after the benefit date which is in excess of the greater of the GAI or RMD amount will cause the benefit base and GAI to be recalculated. The benefit base will be recalculated on a pro rata basis. This means that the lower the contract value is relative to the benefit base, the greater the reduction in the benefit base. The recalculation is as follows:

42.REGARDING THE SECTION DESCRIBING ALLOCATION PLANS ON PAGE 66, CLARIFY
   WHETHER ANY CHARGES WILL APPLY IF THE CONTRACT OWNER REALLOCATES CONTRACT VALUE TO A DIFFERENT ALLOCATION PLAN.

   RESPONSE:

   The Company confirms that it does not currently charge contract owners for transfers but reserves the right to charge for transfers if a contract owner makes more than 12 transfers in a single contract year. This is disclosed in the Prospectus on page 26.

43.REGARDING THE SECTION DESCRIBING ALLOCATION PLANS ON PAGE 66, IN THE LAST
   PARAGRAPH, CLARIFY THE EXTENT TO WHICH A CONTRACT OWNER IS OBLIGATED TO ACCEPT CHANGES TO THE VARIOUS ALLOCATION PLANS AND THE CIRCUMSTANCES UNDER WHICH INSURER-INITIATED MODIFICATIONS COULD LEAD TO ACTIONS REQUIRED OF AN OWNER OR TO ADVERSE CONSEQUENCES FOR AN OWNER.

   RESPONSE:

   The Company reserves the right to change allocation plans. Following a change, in the event a contract owner attempts a transfer to an allocation plan or sub account that is no longer available, the contract owner will be required to provide a new allocation to an available allocation plan or sub account. This is disclosed in the Prospectus on page 66.

44.REGARDING THE SECTION DESCRIBING ALLOCATION PLANS ON PAGE 66, DISCLOSE HOW A
   CONTRACT OWNER TERMINATES PARTICIPATION IN AN ALLOCATION PLAN AND WHETHER ANY TRANSFER FEES OR OTHER CHARGES WILL BE ASSESSED IF THE CONTRACT OWNER TERMINATES PARTICIPATION IN THE ENCORE-SINGLE RIDER.

   RESPONSE:

   The GMIB, Encore-Single and Encore-Joint riders require that contract owners participate in an approved allocation plan. To terminate participation in an allocation plan, a contract owner must transfer contract value to another allocation plan approved for use with the rider the contract owner purchased. In response to the Staff's comment, the following has been added as the last sentence of the section describing contract value allocation plans on page 66:

       To terminate participation in an allocation plan, you must allocate your entire contract value to another allocation plan approved for use with Encore-Single.

45.REGARDING THE SECTION DESCRIBING ALLOCATION PLANS ON PAGE 66, CLARIFY WHAT
   HAPPENS IF AN INVESTOR MAKES A NON-COMPLAINT ALLOCATION UNDER THE CUSTOM CHOICE PLAN AND WHETHER THERE ARE ADVERSE CONSEQUENCES.

   RESPONSE:

   In the event a contract owner attempts to make an allocation change request under the CustomChoice allocation option to a fund or group that is no longer available, the contract owner will be required to provide a new allocation instruction to a fund or group available at the time of the request. This is disclosed in the Prospectus on page 26.

46.REGARDING THE SECTION DESCRIBING ALLOCATION PLANS ON PAGE 66, CONFIRM THERE
   ARE NO ADVERSE CONSEQUENCES IF ALLOCATION PERCENTAGES BECOME NON-COMPLIANT SOLELY DUE TO RELATIVE CHANGES IN MARKET VALUE.

   RESPONSE:

   The Company confirms that it does not penalize contract owners if the contract owner's allocation percentages violate the percentage limitations of an allocation plan due solely to changes in market value.

47.REGARDING THE SECTION DESCRIBING THE AUTOMATIC PAYMENT PHASE ON PAGES 66 AND
   67, CLARIFY HOW THE AUTOMATIC PAYMENT PHASE IMPACTS OTHER FEATURES UNDER THE CONTRACT.

   RESPONSE:

   During the automatic payment phase all other contract features and benefits terminate. This is disclosed in the Prospectus on page 67.

48.REGARDING THE SECTION DESCRIBING THE AUTOMATIC PAYMENT PHASE ON PAGES 66 AND
   67, CLARIFY WHAT HAPPENS IF THE CONTRACT VALUE FALLS TO ZERO DUE TO A WITHDRAWAL OR CHARGE AND THE CONTRACT IS NOT ELIGIBLE FOR THE AUTOMATIC PAYMENT PHASE.

   RESPONSE:

   Unless the contract is surrendered, if a contract owner has elected Encore-Single and the contract value is reduced to zero, the contract is eligible for the automatic payment phase. At that point, all other contract features and benefits terminate. This is disclosed in the prospectus on pages 66 and 67. Withdrawals not exceeding the GAI or charges that reduce the contract value to zero do not terminate eligibility for the automatic payment phase.

49.REGARDING THE SECTION DESCRIBING THE AUTOMATIC PAYMENT PHASE ON PAGES 66 AND
   67, CLARIFY WHETHER THE CONTRACT WILL ENTER THE AUTOMATIC PAYMENT PHASE IF THE CONTRACT VALUE FALLS TO ZERO DUE SOLELY TO MARKET PERFORMANCE.

   RESPONSE:

   The contract is eligible for the automatic payment phase even in the unlikely event the contract value falls to zero due solely to market performance.

50.IN THE SECTION DESCRIBING THE AUTOMATIC PAYMENT PHASE ON PAGES 66 AND 67,
   DISCLOSE HOW AND WHEN CONTRACT OWNERS WILL BE NOTIFIED IF THEIR CONTRACTS ENTER THE AUTOMATIC PAYMENT PHASE.

   RESPONSE:

   The Company will notify eligible contract owners that their contract has entered the Automatic Payment Phase after their contract value has fallen to zero. In response to the Staff's comment, the following has been added as the second sentence of the section describing the automatic payment phase on page 66:

       We will notify you by letter if your contract enters the automatic payment phase.

51.IN THE SECTION DESCRIBING THE AUTOMATIC PAYMENT PHASE ON PAGES 66 AND 67,
   DISCLOSE WHETHER CONTRACT OWNERS WILL BE GIVEN THE OPTION THE OPTION TO ADD VALUE OR CANCEL A WITHDRAWAL TO PREVENT THEIR CONTRACT FROM ENTERING THE AUTOMATIC PAYMENT PHASE.

   RESPONSE:

   Prior to the automatic payment phase a contract owner may make additional purchase payments as allowed by contract but once a contract has entered the automatic payment phase the contract owner may not make additional purchase payments. The Company confirms for the Staff that the Company will not offer contract owners the opportunity to cancel a withdrawal or make additional purchase payments to prevent the contract from entering the automatic payment phase.

52.IN THE SECTION DESCRIBING THE AUTOMATIC PAYMENT PHASE ON PAGES 66 AND 67,
   DISCLOSE ANY NEGATIVE CONSEQUENCE IF THE CONTRACT VALUE IS REDUCED TO ZERO DUE TO NON-COMPLIANT WITHDRAWALS.

   RESPONSE:

   If the contract value is reduced to zero by a withdrawal that exceeds the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal will reduce the GAI to zero. This would be considered a surrender of the contract. In response to the Staff's comment, the first sentence of the description of the automatic payment phase on page 66 has been revised and now reads:

       If the contract value is reduced to zero and the GAI is greater than zero, the contract will enter the automatic payment phase. If the contract is reduced to zero by a withdrawal that causes the withdrawals for the contract year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal is considered a surrender of the contract and this rider will terminate. This means that the GAI will be zero and the contract will not enter the automatic payment phase.

53.IN THE SECTION DESCRIBING ANNUITY PAYMENTS ON PAGE 67, CLARIFY THE REFERENCE
   TO "AVAILABLE VALUE" IN THE FIRST SENTENCE.

   RESPONSE:

   In response to the Staff's comment, the first sentence of the section describing annuity payments under Encore-Single has been revised and now reads:

       If you elect to receive annuity payments, you may apply your available contract value to any annuity payment option in accordance with your contract terms.

54.IN THE SECTION DESCRIBING THE EFFECT OF PAYMENT OF DEATH BENEFIT ON PAGE 67,
   DISCLOSE THE CONSEQUENCE IF THE CONTRACT OWNER DIES WHILE THE CONTACT VALUE IS GREATER THAN ZERO AND THE BENEFIT BASE IS ZERO.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the third sentence of the section describing the effect of payment of death benefit on page 67:

       If you die while the contract value is greater than zero and the benefit base is zero, the beneficiary is entitled to the death benefit under the contract and this rider will terminate.

55.IN THE SECTION DESCRIBING TERMINATION ON PAGE 76, CONFIRM TO THE STAFF THAT
   NON-COMPLIANT WITHDRAWALS HAVE NO SPECIFIC CONSEQUENCE WITH RESPECT TO TERMINATION OR DISCLOSE THE CONSEQUENCES IF THEY DO.

   RESPONSE:

   The Company interprets the Staff's use of the phrase "non-compliant withdrawals" to mean withdrawals that cause the cumulative withdrawals for the contract year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal for contract owners who have elected the Encore-Single or Joint riders. In that regard, the Company asserts that a non-compliant withdrawal that reduces the contract value to zero is considered a surrender of the contract and the rider will terminate. This disclosure has been added to the description of the automatic payment phase in response to comment #52. The following has also been added as the second bullet of the section describing withdrawals on page 64:

       A withdrawal which causes the cumulative withdrawals for the contract year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal and which reduces the contract value to zero is considered a surrender of the contract. In this event the contract is not eligible for the automatic payment phase and the contract and rider terminate.

56.IN THE SECTION DESCRIBING TERMINATION ON PAGE 76, CLARIFY THE RELATIONSHIP
   BETWEEN THE ENCORE-JOINT RIDER AND DEATH BENEFITS REFERRED TO IN BULLET
   (D) ON PAGE 68.

   RESPONSE:

   The language in the termination section refers to the death benefit under the base contract or any optional death benefit rider purchased. The beneficiary is entitled to either the base contract death benefit or the remaining benefit under the rider.

57.REVISE THE DESCRIPTION OF ENCORE-JOINT WHERE APPROPRIATE TO MAKE THE
   DISCLOSURES CONSISTENT WITH THAT OF ENCORE-SINGLE AFTER REVISING ENCORE-SINGLE IN RESPONSE TO STAFF COMMENTS.

   RESPONSE:

   The Company confirms the description of Encore-Joint has been revised where appropriate to include the revisions made to Encore-Single.

58.IN THE SUMMARY OF ENCORE-SINGLE ON PAGE 61, ADD A REFERENCE TO APPENDIX H.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the last sentence of the first paragraph of the description of Encore-Single on page 61:

      See Appendix H for examples of how this rider works.

59.IN EXAMPLE #1 OF APPENDIX H, CLARIFY WHEN THE EXAMPLE ASSUMES ENCORE-SINGLE
   WAS ELECTED.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the third sentence of the first paragraph describing Example #1:

       This example assumes the rider was elected when the contract was issued.

60.IN EXAMPLE #4 OF APPENDIX H, CLARIFY THE YEAR IN WHICH THE BENEFIT BASE
   ENHANCEMENT IS BEING APPLIED AND THE AGE OF THE CONTRACT OWNER AT THAT TIME.

   RESPONSE:

   The contract owner's age at the time of the benefit base enhancement is listed in the numerical example in Example #4. In response to the Staff's comment, the following has been added as the last sentence of the first paragraph describing Example #4:

       This example demonstrates benefit base enhancement at the first contract anniversary.

61.IN EXAMPLE #4 OF APPENDIX H, DRAFT THE SECOND SENTENCE IN PLAIN ENGLISH,
   SETTING OUT BOTH ALTERNATIVE AMOUNTS TO CLARIFY HOW THE NEW BENEFIT BASE IS OBTAINED.

   RESPONSE:

   In response to the Staff's comment, the paragraph of Example #4 describing the benefit base calculation after the benefit base enhancement has been revised and now reads:

       Benefit base = the greater of the current benefit base or the benefit base at the prior contract anniversary plus purchase payments received, multiplied by 105%. The current benefit base is 122,000. The benefit base at the prior contract anniversary plus purchase payments multiplied by 105% equals 126,000. Thus, the benefit base becomes 126,000.

62.IN EXAMPLE #6 OF APPENDIX H, STATE THE RESULTS OF THE BRACKETED CALCULATIONS.

   RESPONSE:

   In response to the Staff's comment, Example #6 has been revised to include a sentence at following each bracketed calculation explaining the result of the calculation.

63.IN EXAMPLE #7 OF APPENDIX H, STATE THE RESULTS OF THE BRACKETED CALCULATIONS.

   RESPONSE:

   In response to the Staff's comment, Example #7 has been revised to include a sentence at following each bracketed calculation explaining the result of the calculation.

64.CONFIRM FOR THE STAFF THAT THERE ARE NO MATERIAL CHANGES TO THE STATEMENT OF
   ADDITIONAL INFORMATION.

   RESPONSE:

   The Company confirms that there have been no material changes to the Statement of Additional Information.

65.CONFIRM FOR THE STAFF THAT THE COMPANY HAS PROVIDED APPROPRIATE FINANCIAL
   INFORMATION AND CONSENTS.

   RESPONSE:

   The Company confirms it has provided or will provide appropriate financial information and consents.

66.CONFIRM FOR THE STAFF THAT THE COMPANY HAS MADE APPROPRIATE TANDY
   REPRESENTATIONS.

   RESPONSE:

   The Company confirms it has included appropriate Tandy representations.

                  II. SEC COMMENTS RECEIVED ON APRIL 16, 2010

1. REVISE THE 12H-7 REPRESENTATION IN THE PROSPECTUS TO REMOVE THE
   CONTINGENCIES.

   RESPONSE:

   In response to the Staff's comment, the following replaces the statement relating to Rule 12h-7 on page 89:

       Minnesota Life, as depositor of the Variable Annuity Account, is relying upon the requirements set forth in Rule 12h-7 under the Securities Exchange Act of 1934 (the "Securities Exchange Act") to the extent necessary to avoid being subject to periodic reporting obligations under the Securities Exchange Act.

2. IN THE SUMMARIES OF ENCORE-SINGLE AND ENCORE-JOINT ON PAGES 6 AND 7, INDICATE IN A PARENTHETICAL IN THE FOURTH SENTENCES THAT THE DATE ON WHICH THE CONTRACT OWNER IS ENTITLED TO BEGIN RECEIVING THE GAI IS THE BENEFIT DATE.

   RESPONSE:

   The prospectus has been revised to comply with the Staff's comment.

3. ON PAGE 6 IN THE SECTION INTRODUCING "OTHER OPTIONAL RIDERS" ADD A SENTENCE INDICATING THAT IF A CONTRACT OWNER PURCHASES A RIDER, PURCHASE PAYMENTS AFTER THE FIRST CONTRACT YEAR MAY BE LIMITED TO A CUMULATIVE TOTAL OF $25,000.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the fourth sentence of the second paragraph of the section entitled "Other optional Riders" on page 6:

       Purchase payment amounts after your initial purchase payment may also be limited.

4. IN THE SUMMARY OF THE ENCORE-SINGLE AND ENCORE-JOINT RIDER CHARGES ON PAGE 38 ADD THE LANGUAGE ADDED IN RESPONSE TO COMMENT #18 TO THE THIRD SENTENCE WHICH DESCRIBED THE MAXIMUM RIDER CHARGE.

   RESPONSE:

   In response to the Staff's comment, the third sentence of the Encore-Single and Encore-Joint charge summaries have been revised and now read:

       The maximum possible charge for this rider is [1.10%] of the greater of the contract value or the benefit base.

5. IN THE SECOND SENTENCE OF THE DESCRIPTION OF ENCORE-SINGLE, MOVE THE PARENTHETICAL ADDED IN RESPONSE TO COMMENT #20 SO IT FOLLOWS THE WORD "AMOUNT".

   RESPONSE:

   In response to the Staff's comment, the second sentence of the description of Encore-Single on page 61 has been revised and now reads:

       This optional rider is designed to provide a benefit that guarantees the contract owner a minimum annual withdrawal amount (Guaranteed Annual Income (GAI), described below) beginning on the benefit date and continuing over the contract owner's life, regardless of underlying sub account performance.

6. ADD "IF YOUR CONTRACT VALUE IS ZERO" TO THE LAST SENTENCE OF THE FIRST PARAGRAPH DESCRIBING ENCORE-SINGLE.

   RESPONSE:

   In response to the Staff's comment, the last sentence of the first paragraph describing Encore-Single has been revised and now reads:

       The amount received will be in the form of a withdrawal of contract value if your contract value is greater than zero or in the form of annuity payments if your contract value is zero.

7. IN THE THIRD BULLET OF THE ENCORE-SINGLE DESCRIPTION ON PAGE 61, ADD THE "(DESCRIBED BELOW)" PARENTHETICAL FOLLOWING GAI.

   RESPONSE:

   In response to the Staff's comment, the third bullet of the Encore-Single description on page 61 has been revised and now reads:

       If you take withdrawals prior to the benefit date (described below) or in excess of the GAI (described below), you will reduce the benefit you receive.

8. IN THE NEW LAST SENTENCE OF THE BENEFIT DATE SECTION ON PAGE 62, REMOVE THE TRANSITION "RECALL" AND ADD "OF THE RIDER" TO THE END OF THE SENTENCE.

   RESPONSE:

   In response to the Staff's comment, the sentence added to the benefit date description on page 62 in response to comment #28 as the has been revised and now reads:

       The Encore-Single effective date is the rider issue date, if the rider is elected at issue, or the contract anniversary immediately following election

9. IN THE SECTION DESCRIBING THE BENEFIT BASE RESET ON PAGE 62, ADD LANGUAGE CLARIFYING THAT IF RIDER CHARGE INCREASES IN THE EVENT THE RIDER IS NO LONGER ISSUED, THE INCREASE WILL TAKE EFFECT FOLLOWING A RESET.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the fifth sentence of the first paragraph describing the benefit base reset on page 62:

       The increase will take effect on the date of the next benefit base reset following the date we increase the rider charge.

10.IN THE SECTION DESCRIBING HOW TO CALCULATE THE GAI ON PAGE 63, CLARIFY IN
   THE FIRST SENTENCE AND IN SUBPART (B) ON WHOSE AGE THE APPLICABLE AGE IS
   BASED.

   RESPONSE:

   In response to the Staff's comment, the words "applicable age" have been replaced with:

       "the age of the oldest owner (or annuitant in the case of a non-natural owner)"

11.IN THE LAST BULLET POINT ON PAGE 62, A BRIEF DESCRIPTION OF WHAT THE TERMS
   "STRETCH" AND "DECEDENT TYPE ACCOUNT" MEAN.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the last sentence of the last bullet on page 62:

       These terms refer to contracts which, pursuant to current federal tax laws, may be continued by a decedent's named beneficiary.

12.IN THE SUMMARY OF THE GAI ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS ON
   PAGE 63, REVISE THE SENTENCE ADDED IN RESPONSE TO COMMENT #37 TO CLARIFY THAT THE ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS IS NOT CALCULATED AS A RESET OF THE BENEFIT BASE.

   RESPONSE:

   In response to the Staff's comment, the sentence added in response to comment #37 has been revised and now reads:

       This adjustment is not calculated in the same manner as a benefit base reset.

13.CLARIFY IN THE ENCORE-SINGLE RIDER SUMMARY ON PAGE 7 AND IN THE THIRD BULLET
   ON PAGE 61 THAT EXCESS WITHDRAWALS, IN ADDITION TO REDUCING THE BENEFIT A CONTRACT OWNER RECEIVES MAY ALSO PREMATURELY TERMINATE THE CONTRACT AND THE RIDER.

   RESPONSE:

   In response to the Staff's comment, the summary of the Encore-Single rider has been revised to clarify that excess withdrawals may prematurely terminate the contract and rider. Also, the third bullet on page 61 has been revised and now reads:

       If you take withdrawals prior to the benefit date (described below) or in excess of the GAI (described below), you will reduce the benefit you receive and may prematurely terminate the contract and rider.

14.IN THE SECTION DESCRIBING THE ADJUSTMENT FOR WITHDRAWALS TAKEN PRIOR TO THE
   BENEFIT DATE ON PAGE 64, ADD A PARENTHETICAL CLARIFYING THAT SUBPART (A) OF THE GAI CALCULATION IS THE RESULT OF THE PREVIOUS BENEFIT BASE RECALCULATION.

   RESPONSE:

   In response to the Staff's comment, subpart (a) of the GAI recalculation on page 64 has been revised and now reads:

       (a) is the benefit base following the withdrawal (i.e., the result of the benefit base recalculation above), and

15.IN SECTION DESCRIBING HOW THE RMD IMPACTS WITHDRAWALS ON PAGE 65, REFER THE
   READER TO EXAMPLE #6 OF APPENDIX H FOR AN EXAMPLE OF HOW AN EXCESS WITHDRAWAL IS CALCULATED.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the last sentence of the last paragraph on page 65:

       See Example #6 of Appendix H for an example of how an excess withdrawal is calculated.

16.ADD A SENTENCE TO THE DESCRIPTION OF THE AUTOMATIC PAYMENT PHASE ON PAGE 66
   CLARIFYING WHAT IT MEANS FOR A CONTRACT OWNER IF THE CONTRACT VALUE IS REDUCED TO ZERO BY A WITHDRAWAL THAT EXCEEDS THE GREATER OF THE GAI OR RMD APPLICABLE AT THE TIME OF THE WITHDRAWAL.

   RESPONSE:

   In response to the Staff's comment, the following has been added as the third sentence of the section describing the automatic payment phase on page 66:

       This means that your GAI will be zero and you will not enter the automatic payment phase.

17.IN THE SECTION DESCRIBING TERMINATION ON PAGE 68, ADD DISCLOSURE CLARIFYING
   THAT A WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO AND CAUSES THE CUMULATIVE WITHDRAWALS FOR THE CONTRACT YEAR TO EXCEED THE GREATER OF THE GAI OR RMD APPLICABLE AT THE TIME OF THE WITHDRAWAL IS CONSIDERED A SURRENDER OF THE CONTRACT.

   RESPONSE:

   In response to the Staff's comment, subpart (a) under the summary of rider termination on page 68 has been revised and now reads:

       (a) termination or surrender of the contract (Note--a withdrawal that reduces the contract value to zero and causes the cumulative withdrawals for the contract year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal is considered a surrender of the contract); or

18.IN THE LAST SENTENCE OF THE FIRST PARAGRAPH OF EXAMPLE #4, LIST THE ANNUAL
   INCOME PERCENTAGE USED IN THE EXAMPLE.

   RESPONSE:

   In response to the Staff's comment, the last sentence of the first paragraph of example #4 has been revised and now reads:

       The GAI will be the Annual Income Percentage based on the applicable age as of the contract anniversary (i.e., 4% at age 64 and 5% at age 65) multiplied by the new benefit base.

                                   *********

As confirmed by the Staff in a phone conversation on April 16, 2010 the above responses satisfy the Staff's comments. The Company filed a post-effective amendment to incorporate the changes on April 28, 2010. Please direct additional questions or comments to the undersigned at (651) 665-4145.

Very truly yours,

/s/ Michael T. Steinert

Michael T. Steinert
Associate Counsel